FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2004

CEDARA SOFTWARE CORP. (Registrant's name)

6509 Airport Road Mississauga, Ontario, Canada L4V 1S7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

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Documents Included as Part of this Report

No.	Document

1.	Press Release dated February 24, 2004 - Cedara Products Excel at Prestigious IHE Connectathon for the Fifth Year in a Row
2.	Press Release dated March 1, 2004 - Cedara Shows Off its Web-Ready Medical Imaging Solutions at the European Congress of Radiology 2004
3.	Press Release dated March 2, 2004 - Cedara Signs Major Agreement with Siemens Medical Solutions

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Document 1

FOR IMMEDIATE RELEASE: Contact: Michelle Pommells, Director Product Communications Cedara Software Corp. (905) 672-2100 ext. 2356 info@cedara.com	News Release

Cedara Products Excel at Prestigious IHE Connectathon for the Fifth Year in a Row

•	Annual IHE (Integrating the Healthcare Environment) Connectathon event sponsored by HIMSS (Healthcare Information and Management Systems Society) and RSNA (Radiological Society of North America) challenges leading healthcare technology vendors to ensure their products interoperate with other industry products.

2004 HIMSS CONFERENCE AND EXHIBITION, ORLANDO, FLORIDA February 24, 2004 — Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF) a leading independent developer of medical software technologies for the global healthcare market, announced that two of its key products, Cedara I-SoftView™ and Cedara I-AcquireVideo™ have excelled in the IHE Connectathon.

The IHE Connectathon has been the industry standard by which integration between healthcare products are measured and this marks the fifth year in a row that Cedara has successfully passed all the required tests to meet IHE standards and connectivity requirements. Led by a committed team of medical specialists, administrators, information technology professionals and others in the medical industry, IHE’s purpose is to improve the way computer systems used in healthcare share and manage patient information.

“Ensuring that medical hardware and software seamlessly work together, regardless of who manufactures them, not only saves hospitals money but in many cases, precious minutes that can literally mean the difference between life and death,” said Jacques Cornet, Cedara’s VP of Marketing and Operations. “That’s why Cedara’s talented and committed engineers work so diligently to ensure that our technologies can easily integrate with other manufacturers’ products.”

Cedara I-SoftView is one of the most powerful radiology workstations on the market today. From orthopedic planning to CT and MR 3D rendering, Cedara I-SoftView presents some of the most clinically relevant information available in an advanced, yet easy-to-use, software package.

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Cedara I-AcquireVideo extends the useful life of the huge existing install base of scanners that includes CT, MR, ultrasound, nuclear medicine, angiography, and endoscopic instruments. The product provides a cost-effective solution for upgrading older equipment to a modern Microsoft Windows™ user interface using standard computers. Cedara I-AcquireVideo also provides 3D fetal imaging when equipped with Cedara’s Baby Explorer™ application.

Both Cedara I-SoftView and Cedara I-AcquireVideo successfully passed IHE connectivity tests with other vendor’s systems. These included a repertoire of DICOM Modalities, Image Managers, Image Display Workstations and Print Composers. In total, there were over 35 systems tested.

For more information on Cedara’s solutions, visit the Cedara website at www.cedara.com. Or contact: Michelle Pommells, Cedara Software Corp., (905) 672-2100 ext. 2356. Email: info@cedara.com.

For investor-related inquiries, contact: Fraser Sinclair, Chief Financial Officer and Corporate Secretary (905) 672-2100 ext. 2405 Email: fraser.sinclair@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world’s leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara’s advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use our imaging technologies in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography (CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software Corp.

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Document 2

FOR IMMEDIATE RELEASE: Contact: Michelle Pommells, Director Product Communications Cedara Software Corp. (905) 672-2100 ext. 2356 info@cedara.com	News Release

Cedara Shows Off its Web-Ready Medical Imaging Solutions at the European Congress of Radiology 2004

•	European Congress of Radiology (ECR) 2004 provides a perfect venue for Cedara to introduce new products for multi-slice CT reporting, mammography screening, advancements in orthopedic applications, and tools for automated clinical 3D segmentation

TORONTO, March 1, 2004 — Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF) a leading independent developer of medical software technologies for the global healthcare market announced plans to present its latest healthcare imaging products at the 2004 ECR Conference in Vienna, Austria, March 5-9, 2004. ECR 2004 provides Cedara with a perfect opportunity to demonstrate how its web-ready clinical solutions meet today’s complex health challenges.

Cedara is in a unique position in the industry as the only independent software supplier of medical technology that can provide a full range of radiology solutions that address all aspects of digital imaging on virtually all devices and all modalities.

“Radiologists are very busy diagnosing and treating patients, so anything we can do to make their lives easier improves patient care and ultimately saves lives. Our innovative engineers have creatively figured out how a web product can work effectively in a hospital setting and still provide Radiologists with all the right tools they need to read images anytime, from anywhere in the world. That’s why we’re world leaders in digital imaging. Anyone who is interested in a truly complete solution should come to our booth and take a look at our products,” said Cedara’s Vice President of Sales, Loris Sartor.

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Cedara will exhibit its latest technologies:

>>	Cedara I-Report CT™ is one of the most advanced CT (Computed Tomography)-focused reporting workstations on the market today. The software features optimized navigation tools for the very largest of multi-slice data sets, fully integrated, easy to use 3D volume rendering, MPR, and measurement tools, support for orthopedic templates, and soon to be released software for PET/CT and lung CAD (Computer Assisted Diagnosis). New viewing protocols, flexible navigation, and keyboard shortcuts dramatically improve workflow and usability of this application. While addressing the special needs of CT, the product also supports all other major medical imaging modalities.

>>	Cedara I-ReadMammo™ is unarguably the best digital mammography screening and diagnostic workstation in the industry for mammography’s unique workflow. This new product utilizes dedicated mammography tools that are specially designed to improve ease of use and automate presentation procedures to optimize current and prior mammography images.

>>	Cedara OrthoWorks™ is a complete PACS treatment and digital planning solution for orthopedic surgeons. Specially designed to improve the efficiency of clinical workflow, the application includes acquisition capabilities for all orthopedic modalities, including Computed Tomography, Magnetic Resonance Image, Computed Radiography, Digital Radiography and film digitizers. It makes digital orthopedics work for clinics by increasing image management efficiency, enabling consistent remote planning, and reducing future costs.

>>	Cedara’s new Tissue Type Segmentation software provides fully automatic and semi-automatic identification of tissue structures and organs for 2D and 3D MRI and CT data. The software can be used to build a variety of clinical applications that require fast, reliable automated analysis of anatomical structures, including cardio vascular structures. The cardiology package goes from MRI data selection to a complete 3D model, in one mouse click. Cedara’s Tissue Type Segmentation software can be applied to specific anatomy using Cedara’s sophisticated 3D capability and imaging algorithms that can intelligently learn from the data.

Also to be shown at ECR:

>>	Cedara I-Reach™ is the most advanced web-based PACS diagnostic workstation software to address the communications needs of the entire hospital enterprise. The product comes with a comprehensive set of specialist tools, such as orthopedic templates. This year, Cedara will also add Progressive Decompression technology to offer better performance for image display.

>>	Cedara 3D Volume Explorer™ is a software solution for Ultrasound applications that provides sophisticated 3D imaging, real time 3D/4D, various rendering techniques, a multi-planar virtual endoscope, and integrated reports that can be easily incorporated into any onboard or off-board application. Cedara’s Baby Explorer option uses innovative technology to quickly generate 3D images of the fetus during routine ultrasound patient visits.

For more information on Cedara Software Corp. please visit the Cedara booth at the European Congress of Radiology, during March 5 – 9 at the Austria Center in Vienna, booth 517, First Level/Gallery.

For more information about Cedara’s complete range of medical imaging products, visit the Cedara website at www.cedara.com. Or contact:

Michelle Pommells, Cedara Software Corp.
(905) 672-2100 ext. 2356
Email: info@cedara.com

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For investor-related inquiries, contact: Fraser Sinclair, Chief Financial Officer and Corporate Secretary 905) 672-2100 ext. 2405 Email: fraser.sinclair@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world’s leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara’s advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography (CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software Corp.

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Document 3

FOR IMMEDIATE RELEASE: Contact: Loris Sartor, VP, Sales Cedara Software Corp., (905) 672-2100 ext. 2285. Email: info@cedara.com	News Release

Cedara Signs Major Agreement with Siemens Medical Solutions

Toronto, March 2, 2004 – Cedara Software Corp. TSX:CDE/OTCBB:CDSWF a leading independent developer of medical software technologies for the global healthcare market, announced that it has signed an agreement with Siemens Medical Solutions, to supply certain of its medical imaging technologies to Siemens.

The agreement is valued at Cdn.$6.7 million in Cedara’s current fiscal year.

“We are pleased that Cedara has been successful in securing this major agreement with Siemens Medical Solutions, a leading supplier of medical imaging technologies,” said Abe Schwartz, Cedara’s President and CEO.

Formore information about Cedara’s range of medical image management products, visit the Cedara Website at www.cedara.com or contact:

Loris Sartor, VP, Sales
Cedara Software Corp.,
(905) 672-2100 ext. 2285.
Email: info@cedara.com

For investor-related inquiries, contact: Fraser Sinclair, Chief Financial Officer and Corporate Secretary (905) 672 2100 ext. 2405 Email: fraser.sinclair@cedara.com

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About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world’s leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara’s advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography (CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

        All trademarks appearing in this release are the property of Cedara Software Corp.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2004

CEDARA SOFTWARE CORP.

By:	/s/ Fraser Sinclair

Fraser Sinclair Chief Financial Officer

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